UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS ANNOUNCES CHANGES TO ITS MANAGEMENT STRUCTURE

Bogota, February 17, 2021. Avianca Holdings S.A. (“Avianca” or the “Company”) informs that María Paula Duque, who currently serves as Chief Customer Experience Officer at Avianca, will be leaving the Company on February 28, 2021. In the coming weeks, management of the Company will determine how to distribute Mrs. Duque’s responsibilities within the organization.

“A special thank you to Maria Paula from the entire Avianca team, for her tireless effort and commitment in these challenging five years of work,” said Anko van der Werff, president and CEO of Avianca.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name: Richard Galindo
Title:	General Secretary